STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

Emerald Plaza	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 15, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	XSInventory
Your Letter of August 8, 2005

Form SB-2, Amendment Filed on June 15, 2005

File No. 333-118632
Third Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated August 9, 2005 in reference to our filing of Amendment No. 3 to Form SB-2 filed on June 15, 2005 on behalf of XSInventory, your File No. 333-118632.

Risk Factors, page 3

1.                Please revise to relocate this section so that it immediately follows your summary section.

       We have relocated Risk Factors to precede Summary Financial Information and Capitalization to allow for it to follow the summary section.

2.                We are not able to locate your response to comment seven of our letter dated February 25, 2005 in this amended registration statement. Please advise.

       The paragraph below sets forth the changes in risk factor three in response to your letter of February 25, 2005, which we believe answers the comment.

       As a result of our reliance on Mr. Evangelista, and his lack of experience in operating a public company or framing an online sales business, our investors are at risk in losing their entire investment. Although Mr. Evangelista intends to hire personnel in the future, when sufficiently capitalized, who may have the experience required to manage our company, such management is not anticipated until the occurrence of future financing. Since this offering will not sufficiently capitalize our company, future offerings will be necessary to sufficiently capitalize our company. Until such future offering occurs, and until such management is in place, we are reliant upon Mr. Evangelista to make the appropriate management decisions.

Use of Proceeds, page 9

3.                We note that there are two separate ways legal expenses are being compensated for, with both being contingent on the amount of proceeds raised in this offering. Please revise to discuss the services that will be rendered to receive amounts over the 2,000.00 allocated to your legal offering expenses as well as the services to be offered at each level of listed under the caption “use of net proceeds.” Also, please revise to include the response to comment 12 in this section.

       We have revised the footnote to the legal services being provided as follows:

(1)        Legal. Our agreement with the Stoecklein Law Group is based upon the firms representation of our company for the next two years. Included in this representation is our agreement to pay $2,000 out of the first $67,500 of funds raised in this offering; however, if we are successful in reaching the maximum proceeds or any portion above $67,500, we will pay an additional amount up to $10,000 (which includes the $2,000), pro rated based upon the amount raised over and above the $67,500. Our agreement with the Stoecklein Law Group is for the law firm to receive $10,000 for the work on the registration; however in the event we are unsuccessful in our fund raising activity, then in that event they have agreed to discount the expense to $2,000 if we only receive the minimum. We have allocated additional legal expenses, up to $17,500, for covering the legal expenses related to our filing of quarterly reports, and our annual report for 2005. In the event we do not raise the funds required under this offering, then we will be unable to incur the additional legal expenses, or such expenses will be required to be paid from either advances from our sole director and major stockholder, or from other private placements. The $13,560 is allocated to cover the costs associated with filing our quarterly and annual statements.

4.                We note footnote number one indicates that Mr. Evangelista will not receive a salary until such salary is able to be paid out of revenues. As such, please revise to elaborate on the two employees that will receive a substantial portion of the proceeds as discussed in risk factor six.

       We have revised the footnote on Salaries as set forth below. We do not find any reference to two employees in risk factor six.

(2)        Salaries. Our existing agreement with Mr. Evangelista, our sole officer and part time employee, is that we will incur no expense for salaries until such salaries are able to be paid from revenues. We are paying a full time clerical employee who is in charge of the day to day inventory acquisition and sales. We are allocating funds for salaries for additional clerical people in the event we are successful in raising greater than the minimum amount of funds. We have allocated up to $30,200 to pay for salaries, which depending upon the amount of other funds available from either additional private funds raised or revenues, is intended to allow us to hire one additional employee to assist in clerical work.

5.                Your disclosure in your Item 508 of Regulation S-B indicates that Ms. Amigone will be paid between $600 and $2,000 for handling the book keeping related to this offering. Please revise to clarify if that is accounted for in the line item entitled “subscription processing.”

       We have revised paragraph 5 of Plan of Distribution and Terms of the Offering to clarify the subscription processing fee. Please note that Ms. Amigone has been replaced with Mr. Ream as the Series 63 Agent.

Determination of Offering Price, page 11

6.                We note that you have “arbitrarily determined” the offering price, yet list several factors which you have considered in setting such price. Please advise to reconcile the inconsistency.

      We revised the opening paragraph of this section as follow:

      “In determining the initial public offering price of the shares we considered several factors including the following:”

Plan of Distribution, page 13

7.                We note you response to comment eight that you have not determined the states in which you will conduct this offering. In light of the fact that you have initiated the offering process by filing this document, please revise to discuss your plan of distribution as required by Item 508 of Regulation S-B. While such discussion may be brief, it should be complete. Please revise to disclose the states that you will conduct this offering in. Also, discuss how the two participants in this offering will conduct the offering. How will they distribute prospectus? Is there a mailing list already organized?

      Please note that the Plan of Distribution indicates that we will only be offering the securities in the State of Nevada, which is consistent with the plan. We have revised the section on Plan of Distribution. Please note, there is no mailing list already organized. The shares will be offered to family, friends, business associates, and referrals of the above. There are no finders involved in the offering. Additionally, as noted, the offering is a direct public offering with no underwriter involvement.

8.                We note that subscription agreements are not effective until accepted by you and approved by counsel. Please revise to discuss the timeline involved with the acceptance of subscriptions. Discuss the criteria you will use to decide whether to accept or reject a subscription. Clarify the approval process involving counsel.

      We have revised the acceptance process section as follows:

      You may purchase shares by completing and manually executing a subscription agreement and delivering it with your payment in full for all shares, which you wish to purchase to our offices. Your subscription shall not become effective until accepted by us and approved by our counsel. Acceptance will be based upon confirmation that you have purchased the shares in the State of Nevada, or if a sale occurs from a jurisdiction from outside the State of Nevada, that it complies with the Blue Sky rules of such state. Our subscription process is as follows:

•	a prospectus, with subscription agreement, is delivered by Mr. Ream, who controls the prospectus delivery requirements to each offeree;
•	the subscription is completed by the offeree, and submitted by check back to Mr. Ream, who faxes the subscription and a copy of the check to counsel for review;
•	each subscription is reviewed by counsel for the Company to confirm the subscribing party completed the form, and to confirm the state of acceptance;
•

once approved by counsel, the subscription is accepted by Mr. Ream, approved by Mr. Evangelista, and the funds deposited into an account labeled: XSInventory Impound Account, within 24 hours of receipt;

•	subscriptions not accepted, are returned with the check undeposited within 24 hours of receipt.

9.                We note that exhibit 10.5 states that “if less than the maximum amount is raised that my fee will be $600, if at least the minimum is raised.” Please revise here to clarify that you will not pro rate the difference between the minimum and maximum when computing the fees that Ms. Amigone will receive for her book keeping services.

      First, we do not consider the services book keeping services, as the series 63 Agent is the individual responsible for delivery of the prospectus, receipt of the subscription and funds, the deposit of the funds, and the confirmation of review and approval by counsel, and acceptance by the Company.

      We have revised exhibit 10.5 to clarify that there is no pro rate between the minimum and maximum. Please also note that a new exhibit 10.5 has been prepared and executed with Mr. Todd Ream as the new Series 63 Agent.

Description of Business, page 20

10.              We note the additional disclosure that you “usually have between 10 and 20 items listed at any one time, enjoying a markup in value of between 10 and 15%.” Please revise to reconcile that with the occasions where you have nothing listed for sale.

                   We have deleted the sentence referring to items listed at any particular time.

11.              We note you response to comment 20. Please revise to clarify if the sellers that ship their products in 30 days are those on eBay or are you including all internet companies.

      We have clarified that the online sellers are eBay customers.

12.              We note that you pay your full-time employee $2,100 per month. In light of your limited revenues, please revise to discuss the source of the funds used to pay your full-time employee.

      We have clarified the source of funds to pay our employee in the section entitled “Employees.”

Management Discussion and Analysis, page 27

13.              We note the disclosure regarding the change in profit margin from the three months ended March 31, 2004 to March 31, 2005. Please revise to reconcile that with the disclosure on page 20 indicating you usually enjoy a mark up of approximately 10-15%. Also, revise to clarify if the three percent profit margin will be recurring due to the current competitive environment.

      We have revised the disclosure under Management Discussion and Analysis to clarify our profit margin. Additionally, we have previously deleted the reference in our Description of Business in response to your comment 10.

14.              We note the reason behind the increase in general and administrative expenses from the three months ended March 31, 2004 to March 31, 2005 is from audit fees. Please revise to clarify if this will be a recurring expense so that investors can fully understand your financial position.

      We have revised the paragraph referenced as follows:

      General and administrative expense was $12,058 for the three months ended March 31, 2005 versus $8,979 for the three months ended March 31, 2003, a $3,079 or 34% increase. The increase for the three months ended March 31, 2005 versus the same period in 2004 is primarily due to costs related to our audit fees, which we anticipate as a recurring expense

15.              We note that your discussion does not address the reasons for material year-to-year changes in financial statement line items. Please refer to Item 303(b)(1)(vi) of Regulation S-B and revise to do so.

      We have addressed the material year-to-year changes in our financial statement line items by adding a Results of Operations comparison under the MD&A for years ended December 31, 2004 and December 31, 2003.

Liquidity and Capital Resources, page 29

16.              Please revise to discuss your cash requirements for the next 12 months. Discuss how you intend to fund your operations in the event you are unable to raise any funds in this offering.

      We have added the last paragraph of Liquidity and Capital Resources.

17.	Disclose your cash on hand as of the most recent practicable date.

      We have revised the first paragraph of Liquidity and Capital resources to include cash on hand as of June 30, 2005.

Plan of Operation, page 30

18.              We are unable to locate the second part of your response to comment 24. Please revise to clarify if you will engage in any business combinations in the future. Discuss the analysis made in your determination to conduct this public offering instead of raising money through other means.

      We have added the following sentence to the referenced paragraph:

      We have no intention of merging, acquiring, or forming a business combination with any other entity.

      In response to your request to include an analysis made in the determination of conducting the public offering, we have added the following language to the second paragraph of the section entitled Liquidity and Capital Reserves:

      In determining whether to conduct this public offering instead of raising money through other means we analyzed: (i) exemptions from registration under the Federal Securities Laws; (ii) exemptions from registration in Nevada; (iii) the requirements of audited financial statements for certain exemptions, such as Regulation D 505 and 506 (when offering to unaccredited investors) and the disclosure mandated; (iv) the ability to generally solicit the sale of a security wherein registration is provided; (v) and, the potential for creating liquidity in the investment if submitted for trading.

Financial Statements

Statement of Operations, page F-3 and F-15

19.              Disclose the significant components of General and Administrative Expense in the face of the statement of operations or in a note thereto.

      We have revised the Statement of Operations, page F-3 and F-15 as requested.

Accountants’ Consent

20.              Please revise the consent to refer to the recent auditor’s report dated June 10, 2005 on the financial statements for the years ended December 31, 2004 and 2003, and cumulative period from inception to December 31, 2004.

      The auditor’s consent has been revised per your request in revised Exhibit 23.1.

21.              Revise the consent to state that the audit report is included in the registration statement instead of incorporated by reference thereto.

      Please see response to comment 20 above as contained in Exhibit 23.1.

22.	Provide a current consent in any amendment.

      Please see response to comment 20 above as contained in Exhibit 23.1.

23.              Please file as an exhibit the independent accountant’s letter acknowledging awareness that you are including its review report in the registration statement. Refer to Exhibit 15 of Item 601 of Regulation S-B. See SAS 37 also.

      Please see response to comment 20 above as contained in Exhibit 23.1.

Financial Statement Updating

24.	Please note the updating requirements of Item 301(g) of Regulation S-B.

      We have updated the financial statements to reflect the unaudited period ending June 30, 2005.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein